Filed pursuant to Rule 424(b)(3) Registration No. 333-138103

PROSPECTUS SUPPLEMENT NO. 2 DATED SEPTEMBER 20, 2007
(to prospectus dated January 19, 2007)

6,933,334 SHARES OF COMMON STOCK

NETSOL TECHNOLOGIES, INC.

This prospectus supplement supplements the prospectus dated January 19, 2007 and prospectus supplement number 1 dated March 2, 2007, of NetSol Technologies, Inc. relating to the sale by certain of our stockholders of our shares of common stock. You should read this prospectus supplement in conjunction with the prospectus, the prospectus supplement no. 1, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supercedes the information contained in the prospectus or prospectus supplement no. 1.

The information beginning on page 11 of the prospectus sets forth information with respect to selling security holders and the respective amount of Series A 7% Cumulative Convertible Preferred Stock (the “Preferred Stock”) that is beneficially owned by each selling security holder which may be offered according to the prospectus. Effective July 1, 2007, Crestview Capital, LLC assigned its unconverted Preferred Stock, representing 800 shares of Preferred Stock, to The Tail Wind Fund Ltd. This assignment does not change or increase the number of shares offered under the January 19, 2007 prospectus. The information regarding Crestview Capital, LLC and The Tail Wind Fund Ltd. is hereby supplemented and amended by the information with respect to these security holders listed in the prospectus. Footnote 4 is amended and superceded by the following:

(4) Tail Wind Advisory & Management Ltd., a UK corporation authorized and regulated by the Financial Services Authority of Great Britain (“TWAM”), is the investment manager for The Tail Wind Fund Ltd. (“Tail Wind”), and David Crook is the CEO and controlling shareholder of TWAM. Therefore, TWAM and Mr. Crook may be deemed to have voting and/or investment control over the shares of common stock owned by Tail Wind. Each of TWAM and Mr. Crook expressly disclaims any equitable or beneficial ownership of the shares being referred to hereunder and held by Tail Wind. Tail Wind is not affiliated with a broker-dealer and, acquired the securities in the ordinary course of business. At the time of the acquisition, Tail Wind had no agreements, arrangements or understandings with any other person, either directly or indirectly, to dispose of the securities. The shares of common stock available for resale by the Tail Wind in this prospectus consist of 2,151,515 shares underlying the Preferred Stock and 833,334 shares of common stock underlying the Warrants and 115,431 issuable in lieu of cash interest due under the Convertible Notes. Subject to the Ownership Limitation (defined below), The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 3,915,188 shares of Common Stock, including (i) 627,309 shares of Common Stock held (including 606,061 shares issued to Tail Wind on June 29, 2007), (ii) 2,151,515 shares of Common Stock issuable upon conversion of $3,550,000 in liquidation preference of the issuer’s Series A 7% Cumulative Convertible Preferred Stock (“Preferred Stock”), (iii) 833,334 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on June 21, 2006, and (iv) 303,030 shares of Common Stock issuable upon exercise of warrants issued to Tail Wind on June 29, 2007 (together with the warrants issued on June 21, 2006, the “Warrants”).

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Tail Wind’s Preferred Stock and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in Tail Wind having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), Tail Wind disclaims beneficial ownership of any and all shares of Common Stock that would cause Tail Wind's beneficial ownership to exceed the Ownership Limitation.

Footnote 5 is amended and superceded by the following:

(5)
Crestview Capital Master, LLC (“Crestview”) is a limited liability company whose sole manager is Crestview Capital Partners, LLC. Mr. Robert Hoyt is the Manager of Crestview Capital Partners. Mr. Stewart R. Flink and Mr. Daniel Warsh, as managers of Crestview Capital Partners, have voting and/or investment control over the Securities being registered for the account of Crestview Capital Master, LLC. Messrs. Flink and Warsh disclaim beneficial ownership of such shares. Stewart Flink, a manager of Crestview Capital Partners, is the controlling shareholder of Dillon Capital, Inc., a broker-dealer, registered under the NASD. All securities to be resold were acquired in the ordinary course of business. At the time of acquisition, Crestview had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. The shares of common stock consist of 181,818 shares of common stock issued upon conversion of the Preferred Stock; 454,546 shares of common stock underlying the Warrants; and, 62,962 as payment of interest due under the Convertible Note. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which Crestview’s Preferred Stock and Warrants are convertible and exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in Crestview having beneficial ownership of 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), Crestview disclaims beneficial ownership of any and all shares of Common Stock that would cause Crestview to exceed the 4.99% Ownership Limitation.

Investing in shares of our common stock involves risks, which are described in “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 20, 2007